Support Agreement with Affiliate

An affiliate of the portfolio’s advisor (the “support provider”) entered into a support agreement (the “agreement”) with the portfolio that would prevent any losses realized on the portfolio's receivable for its Primary Fund redemption proceeds (up to a maximum loss on the receivable of $27,850) from causing the price at which the portfolio purchases and redeems its shares to drop below $1.00 per share.  Generally, upon a sale or other ultimate disposition of the receivable, or receipt of payment on the receivable that is less than the face amount of the receivable, the agreement obligates the support provider to make a cash contribution to the portfolio, up to the loss incurred upon the disposition, and subject to the maximum loss noted above, sufficient to restore the portfolio’s market based net asset value per share to a level that would allow the portfolio to purchase and redeem its shares at $1.00 per share.  The agreement terminates on October 31, 2009. The portfolio is obligated to sell the receivable prior to the termination date if such a sale would require the support provider to make a payment to the portfolio.  The agreement was entered into at no cost to the portfolio, and the support provider is not entitled to obtain any shares or other property from the portfolio in exchange for its payments under the agreement.

The portfolio treats the agreement as an asset of the portfolio in calculating its market based net asset value.  The value of the agreement may increase or decrease on any day the portfolio calculates its market based net asset value per share as a result of changes in the fair value of the receivable or other factors.  At June 30, 2009, the fair value of the agreement was estimated to be $0.